UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches. In respect of the first tranche, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the first tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on May 27, 2021, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended May 31, 2022, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
May 9, 2022	29,545	163.88p	170.20p	161.00p
May 10, 2022	43,836	162.46p	166.40p	157.40p
May 11, 2022	44,630	172.17p	175.80p	167.00p
May 12, 2022	46,379	169.35p	173.20p	166.20p
May 13, 2022	21,361	174.64p	174.80p	172.80p
May 16, 2022	47,323	175.29p	176.40p	173.40p
May 17, 2022	46,037	177.35p	179.20p	174.20p
May 18, 2022	47,109	179.57p	181.00p	177.20p
May 19, 2022	46,603	175.29p	180.00p	171.00p
May 20, 2022	50,363	183.11p	185.20p	179.40p
May 23, 2022	50,950	184.49p	185.80p	181.40p
May 24, 2022	50,056	176.67p	183.00p	172.20p
May 25, 2022	49,379	175.03p	177.00p	170.00p
May 26, 2022	47,160	178.84p	180.20p	173.80p
May 27, 2022	47,919	180.78p	185.00p	177.80p
May 30, 2022	25,217	185.17p	186.00p	183.80p
May 31, 2022	49,249	184.70p	186.60p	179.00p

During the month ended May 31, 2022, the Company repurchased an aggregate of 743,116 Ordinary Shares. As of May 31, 2022, the Company’s issued share capital was 288,611,120 shares, 743,116 of which were held in treasury, resulting in total voting rights in the Company of 287,868,004 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

May 9, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4363881.html

May 10, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4365501.html

May 11, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4367138.html

May 12, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4368852.html

May 13, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4370531.html

May 16, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4372195.html

May 17, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4373834.html

May 18, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4375570.html

May 19, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4377110.html

May 20, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4378718.html

May 23, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4380434.html

May 24, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4382153.html

May 25, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4383727.html

May 26, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4385273.html

May 27, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4386847.html

May 30, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4388273.html

May 31, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4390083.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: June 3, 2022	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer